

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Richard Rodgers
Interim President and Chief Executive Officer
Ocuphire Pharma, Inc.
37000 Grand River Avenue, Suite 120
Farmington Hills, MI 48335

> **Re: Ocuphire Pharma, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-34079**

Dear Richard Rodgers:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences